Exhibit 99

Contact:	Curtis A. Sampson, Chairman and Chief Executive Officer
Steven H. Sjogren, President
Paul N. Hanson, Vice President and Treasurer

For Immediate Release

Hector Communications Corporation Reports
Revenues and Earnings for 2006 Second Quarter

August 10, 2006—Hector, MN—Hector Communications Corporation (AMEX: HCT) today reported that its operating results for its second quarter and six month periods ended June 30, 2006.

Revenues were $8,054,000 for the three months ended June 30, 2006, an increase of 2% from $7,858,000 in 2005. The revenue improvement was mainly due to increased sales of high-speed digital subscriber line (“DSL”) services to customers.  Operating income decreased 21% to $1,355,000 compared to $1,716,000 in 2005.  Operating income was negatively affected in the 2006 period by $474,000 in legal and consulting expenses associated with merger negotiations that culminated in the public announcement of our merger agreement with Hector Acquisition Corp. on June 27.  HCT also recognized a $246,000 expense in the 2006 period from employee and director stock options as required by new accounting rules.  Income from the Company’s investment in Midwest Wireless Holdings LLC was $1,477,000 in the 2006 period compared to $1,297,000 in 2005. HCT expects the sale of Midwest Wireless to Alltel Corporation to be concluded in late September or early October.  HCT recognized a net of income tax gain from the redemption of its Rural Telephone Bank stock of $6,063,000 ($1.44 per diluted share) in the 2006 period. Net income was $7,332,000 or $1.75 per diluted share in 2006 compared to $1,493,000 or $.37 per diluted share in 2005.

Revenues were $15,808,000 for the six months ended June 30, 2006, an increase of 2% from $15,507,000 in 2005. Operating income decreased 9% to $3,224,000 compared to $3,529,000 in 2004.  Legal and consulting expenses associated with merger negotiations and stock option expenses included in 2006 operating expenses were $526,000 and $290,000 respectively.  Income from the Company’s investment in Midwest Wireless Holdings LLC was $3,043,000 in the 2006 period compared to $2,367,000 in 2005. Net income was $9,031,000 or $2.16 per diluted share in 2006 compared to $2,879,000 or $.71 per diluted share in 2005.

Curtis A. Sampson, Chairman and Chief Executive Officer said  “Hector’s operations performed well during our second quarter.  Revenues increased year over year in a tough competitive environment.  Excluding costs related to the merger negotiations and the new stock option accounting rules, our six-month operating income increased 14%. Our financial position at June 30, 2006 is in line with requirements in our merger agreement with Hector Acquisition Corp., and we are otherwise on track to complete this transaction in October.  Shareholders will receive proxy materials within the next few weeks.  It is very important for shareholders to promptly return their votes.  The agreement with Hector Acquisition Corp. is the culmination of a process we began approximately one year ago to explore strategic alternatives available.  We believe we have maximized shareholder value through this process.”

Hector Communications Corporation is a telecommunications holding company that, through its subsidiaries, provides local telephone, video and high-speed Internet service in rural communities in Minnesota, Wisconsin and North Dakota.  The Company serves 29,300 telephone access lines, 8,000 cable television subscribers and 11,700 Internet customers and has minority ownership interests in other telecommunications companies.

From time to time in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders and the investing public, the Company may make statements regarding the Company’s future financial performance.  Such forward looking statements are subject to risks and uncertainties, including but not limited to, the effects of the Telecommunications Act, new technological developments which may reduce barriers for competitors entering the Company’s local exchange or cable television markets, higher than expected expenses and other risks involving the telecommunications industry generally.  All such forward-looking statements should be considered in light of such risks and uncertainties.

Hector Communications Corporation and Subsidiaries
Earnings Summary

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
Revenues	$8,054,146	$7,858,092	$15,808,337	$15,507,089
Operating income	1,355,340	1,716,219	3,224,102	3,529,530
Other income (expense):
Income (loss) from investments:
Midwest Wireless Holdings, LLC	1,476,840	1,296,875	3,043,205	2,367,218
Other unconsolidated affiliates	46,855	46,630	(3,043)	44,429
Gain on sale of RTB Stock	10,340,908		10,340,908
Gain on sale of assets	87,852		87,852
Interest and dividend income	393,553	202,264	622,237	387,045
Interest expense	(921,453)	(745,175)	(1,647,742)	(1,475,347)
Net other income	11,424,555	800,594	12,443,417	1,323,345

Income before income taxes	12,779,895	2,516,813	15,667,519	4,852,875
Income tax expense	5,448,000	1,024,000	6,637,000	1,974,000
Net Income	$7,331,895	$1,492,813	$9,030,519	$2,878,875

Basic net income per common share:	$1.81	$.40	$2.24	$.77
Diluted net income per share	$1.75	$.37	$2.16	$.71
Cash dividends per share	$.10	$.05	$.20	$.10

Hector Communications Corporation and Subsidiaries
Condensed Balance Sheet

	June 30	December 31
	2006	2005
Cash and cash equivalents	$25,764,742	$25,245,358
Other current assets	4,056,566	4,477,313
Property, plant and equipment, net	35,383,606	37,381,570
Excess of cost over net assets acquired	30,921,095	30,921,094
Investment in Midwest Wireless Holdings, LLC	19,517,725	18,067,471
Investments in other unconsolidated affiliates	3,469,114	3,307,593
Other investments	6,385,900	8,037,986
Other assets	289,866	315,906
Total Assets	$125,788,614	$127,754,291

Notes payable and current portion of long-term debt	$6,437,000	$6,527,400
Other current liabilities	7,458,585	4,214,147
Long-term debt, less current portion	35,115,688	49,456,138
Deferred taxes and credits	5,193,247	5,308,790
Deferred compensation	792,848	802,116
Stockholders’ equity	70,791,246	61,445,700
Total Liabilities and Stockholders’ Equity	$125,788,614	$127,754,291